EXHIBIT 99.1

November 30, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES PEA TO BE BASED ON 20,000 TONNES OF LITHIUM CARBONATE PER YEAR

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to provide an update on the Maricunga lithium brine project in Chile. Bearing will hold a final 17.7% interest in the Maricunga Project along with Minera Salar Blanco (“MSB”) and Lithium Power International Limited (“Lithium Power”) at 32.3% and 50% respectively pursuant to a joint venture arrangement (the “Joint Venture”). Under the terms of the Joint Venture, Lithium Power is earning into the project by funding exploration and development costs with both Bearing and MSB having a free carry until the completion of a definitive feasibility study.

As previously disclosed, WorleyParsons, a global engineering firm, has been appointed by the Joint-Venture to lead the project design which culminates in a definitive feasibility study. Prior to the delivery of the definitive feasibility study in 2018, a preliminary economic assessment (“PEA”) is anticipated to be released before year-end 2017. The PEA will be based on an estimated production rate of 20,000 tonnes of lithium carbonate per year. The PEA will include process flow diagram of major units, process description to define the concentration and purification, equipment list, general arrangement of production ponds, plant block diagram and conceptual report for electrical generation. The study will also include capital and operational expenditures and after-tax cash flow forecasts and cash flow sensitivity to key inputs.

Jeremy Poirier, Bearing Lithium President and CEO commented: “The PEA on Maricunga is an important milestone that shows the excellent progress of the project and its true potential as a world class lithium project. As the most advanced development project in Chile, Maricunga’s PEA represents yet another step to build shareholder value to our flagship asset.”

Frits Reidel, CPG, who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release. Frits Reidel is independent (as such term is used in National Instrument of Ni 43-101) of the Company.

About WorleyParsons

WorleyParsons Ltd. is a publicly-listed Australian-based engineering firm (ASX:WOR) with a market capitalization of A$4.02 billion dollars. The company has extensive experience in Latin America with a number of lithium projects, including the expansion of Sociedad Química y Minera de Chile (NYSE:SQM) production from the Salar de Atacama in Chile from 28,000 tons to 40,000 tons of lithium carbonate per annum. SQM is the world‑leading producer and service provider in three main business areas – specialty plant nutrition, iodine and lithium – where it currently holds approximately one third of the worldwide market share. WorleyParsons also worked on the original feasibility study prepared by Lithium Americas (TSX:LAC) for their Cauchari project in Argentina.

Engagement of Investor Relations Provider

In addition, the Company engaged Portfolio Wealth Global LLC (“PWG”), an affiliate of Future Money Trends LLC, to provide certain financial publishing and digital marketing services during the period from September 30 to December 30, 2017. In exchange for providing these services, PWG has received a fee of US$225,000. To the knowledge of the Company, no principal of PWG owns any securities of the Company. PWG is a California based financial newsletter.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in mid-2018, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a PEA and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.